

MAIL STOP 7010

November 9, 2006

Ms. Beth Jarvis
President
Triple Bay Industries, Inc.
1616 Integrity Drive, East, Columbus, OH 43209

RE: Triple Bay Industries, Inc.
Registration Statement on Form SB-2
File No. 333-136827
Amended November 1, 2006

Dear Ms. Jarvis:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources, page 28

1. Your discussion of the reasons for the advances to related parties is confusing. Please revise to state with specificity what the advances were for, the amounts, the names of the people to whom you have outstanding advances or have made advances to during the last two years and their relationship to you. Please make your revisions here and in the Certain Relationships and Related Transactions section. Please refer to Item 404(a) of Regulation S-B.

2. Please disclose more detail about your relationship with International Machinery Movers, Inc. If International Machinery Movers, Inc. is a related party, please disclose your agreement with them in the Certain Relationships and Related Transactions section.

Closing Comments

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or the undersigned Branch Chief at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

CC: Mike Williams, Esq.
        (813) 832-5284